COMPASS
GROUP

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commi[redacted]
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

2 January 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

None in this reporting period

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 30 November, 2007, in accordance with the Disclosure and Transparency Rules (December 3, 2007).

2. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 3, 2007).

3. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 4, 2007).

4. Notification from Compass Group PLC relating to Director/PDMR shareholding (December 4, 2007).

5. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 5, 2007).

6. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 6, 2007).

7. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 7, 2007).

8. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 10, 2007).

9. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 11, 2007).

10. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 12, 2007).

11. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 13, 2007).

12. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December, 14 2007).

13. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 17, 2007).

14. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 18, 2007).

15. Compass Group PLC – Director/PDMR interest (Miguel Ramis) (December 18, 2007).

16. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 19, 2007).

17. Compass Group PLC – Director/PDMR interest (Richard Cousins, Gary Green, Andrew Martin, Didier Coutte, Andrew Furlong, Jane Kingston, Miquel Ramis, Ian El-Mokadem and Mark White) (December 20, 2007).

18. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 20, 2007).

19. Notification from Compass Group PLC, relating to the purchase of 350,000 of its own shares for cancellation (December 27, 2007).

20. Notification from Compass Group PLC, relating to the purchase of 400,000 of its own shares for cancellation (December 28, 2007).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this reporting period

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 - Return by a company purchasing 3,750,000 of its own shares for cancellation (November 29, 2007).

2. Companies Form No. 169 - Return by a company purchasing 3,500,000 of its own shares for cancellation (November 29, 2007).

3. Companies Form No. 88(2) – Return of allotment of 343,814 shares (December 7, 2007).

4. Companies Form No. 88(2) – Return of allotment of 1,371,410 shares (December 14, 2007).

5. Companies Form No. 88(2) – Return of allotment of 452,570 shares (December 21, 2007).

6. Companies Form No. 88(2) – Return of allotment of 437,050 shares (December 28, 2007).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham

Andrew V Derham
Deputy Company Secretary

Enclosures

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 30 November, 2007, in accordance with the Disclosure and Transparency Rules (December 3, 2007).
2. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 3, 2007).
3. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 4, 2007).
4. Notification from Compass Group PLC relating to Director/PDMR shareholding (December 4, 2007).
5. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 5, 2007).
6. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 6, 2007).
7. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 7, 2007).
8. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 10, 2007).
9. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (December 11, 2007).
10. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 12, 2007).
11. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 13, 2007).
12. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December, 14 2007).
13. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 17, 2007).

14. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 18, 2007).

15. Compass Group PLC – Director/PDMR interest (Miguel Ramis) (December 18, 2007).

16. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 19, 2007).

17. Compass Group PLC – Director/PDMR interest (Richard Cousins, Gary Green, Andrew Martin, Didier Coutte, Andrew Furlong, Jane Kingston, Miquel Ramis, Ian El-Mokadem and Mark White) (December 20, 2007).

18. Notification from Compass Group PLC, relating to the purchase of 750,000 of its own shares for cancellation (December 20, 2007).

19. Notification from Compass Group PLC, relating to the purchase of 350,000 of its own shares for cancellation (December 27, 2007).

20. Notification from Compass Group PLC, relating to the purchase of 400,000 of its own shares for cancellation (December 28, 2007).

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:17 03-Dec-07
Number	9861I

RNS Number:9861I
Compass Group PLC
03 December 2007

Compass Group PLC - Total Voting Rights and Capital as at 30 November 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 November 2007 its issued share capital consists of 1,894,731,218 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,894,731,218, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,894,731,218 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

82-5161

Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 03-Dec-07
Number	0699J

3rd December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 321.369904 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:18 04-Dec-07
Number	1802J

4th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 318.969281 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	18:04 04-Dec-07
Number	1875J

RNS Number:1875J
Compass Group PLC
04 December 2007

4 December 2007

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMRs") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

On 4 December 2007, Gary Green, who is responsible for the Group's US, Canadian and Mexican businesses, called for the release of his entitlement to 103,275 Shares granted to him in 2004 for nil cost under the Compass Group Bonus Matching Shares Plan (under which up to 50% of any pre-tax performance related bonus could be invested). No awards have been made under the Plan since 2005. On 4 December 2007, Mr Green also disposed of 103,275 Shares at 318.6145 pence per share.

Following the transactions detailed above, Mr Green is interested in Shares as shown below:

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARE CAPITAL
Gary Green	624,270	0.033%

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports &

Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:08 05-Dec-07
Number	2828J

5th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 319.118655 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:57 06-Dec-07
Number	4003J

6th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 314.1553 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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82-5161

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:18 07-Dec-07
Number	4968J

7th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 315.570715 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:50 10-Dec-07
Number	6002J

10th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 321.51909 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:07 11-Dec-07
Number	7019J

11th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 322.006863 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 12-Dec-07
Number	7890J

12th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 322.123417 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2008 JAN -9 A 6:

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:22 13-Dec-07
Number	9026J

13th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 317.66535 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:56 14-Dec-07
Number	0039K

14th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 317.340758 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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RECEIVED
2008 JAN -8 A 6:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 17-Dec-07
Number	1133K

17th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 312.206188 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:37 18-Dec-07
Number	2224K

18th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 314.474786 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

Free annual report

2008 JAN -8 A 5:45

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	17:14 18-Dec-07
Number	2092K

RNS Number:2092K
Compass Group PLC
18 December 2007

18 December 2007

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMRs") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

On 18 December 2007, Miguel Ramis, a PDMR, who is responsible for the Group's European business, called for the release of his entitlement to 52,721 Shares granted to him in 2004 for nil cost under the Compass Group Bonus Matching Shares Plan (under which up to 50% of any pre-tax performance related bonus could be invested). No awards have been made under the Plan since 2005.

Following the transaction detailed above, Mr Ramis has increased his shareholding in the Company to that shown below:

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARE CAPITAL
Miguel Ramis	368,440	0.0194 %

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports &

Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2008 JAN -8 A 6:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 19-Dec-07
Number	3285K

19th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 312.861601 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

Free annual report

2008 JAN -8 A 6:25

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	17:45 20-Dec-07
Number	4502K

RNS Number:4502K
Compass Group PLC
20 December 2007

20 December 2007

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMRs") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Long-Term Incentive Plan Award

On 20 December 2007, an award was made under the Compass Group PLC Long-Term Incentive Plan ("LTIP") to the Directors and PDMRs detailed below. The number of Shares referred to is the maximum available if the corporate performance conditions for the period, which commenced on 1 October 2007 and ends on 30 September 2010 (the "Performance Period"), are satisfied in full. There is no retesting facility.

Name	Director or PDMR	Shares Under Conditional Award
Richard Cousins	Director	529,800
Gary Green	Director	323,522
Andrew Martin	Director	331,126
Didier Coutte	PDMR	281,456
Andrew Furlong	PDMR	149,006
Jane Kingston	PDMR	188,742
Miguel Ramis	PDMR	275,228
Ian El-Mokadem	PDMR	273,178
Mark White	PDMR	211,920

Under the LTIP, participants may become entitled to Shares if the Company satisfies stringent corporate performance targets based upon Total Shareholder Return relative to companies in the FTSE 100 index (excluding its financial services constituents), and Free Cash Flow, each relating to 50% of an award.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 20-Dec-07
Number	4448K

20th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 December 2007 it purchased for cancellation 750,000 ordinary shares at a price of 320.914436 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 27-Dec-07
Number	7150K

27th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 December 2007 it purchased for cancellation 350,000 ordinary shares at a price of 314.685504 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 28-Dec-07
Number	7874K

28th December 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 December 2007 it purchased for cancellation 400,000 ordinary shares at a price of 311.913651 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 - Return by a company purchasing 3,750,000 of its own shares for cancellation (November 29, 2007).

2. Companies Form No. 169 - Return by a company purchasing 3,500,000 of its own shares for cancellation (November 29, 2007).

3. Companies Form No. 88(2) – Return of allotment of 343,814 shares (December 7, 2007).

4. Companies Form No. 88(2) – Return of allotment of 1,371,410 shares (December 14, 2007).

5. Companies Form No. 88(2) – Return of allotment of 452,570 shares (December 21, 2007).

6. Companies Form No. 88(2) – Return of allotment of 437,050 shares (December 28, 2007).

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,250,000	1,250,000	1,250,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23.11.2007	26.11.2007	27.11.2007
Maximum prices paid § for each share	278.1342p	277.0021p	283.9745p
Minimum prices paid § for each share	278.1342p	277.0021p	283.9745p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 10,488,885.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 52,445.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 29/11/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

RECEIVED
JUL -8 A 5

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

5

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,250,000	1,250,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	20.11.2007	21.11.2007	22.11.2007
Maximum prices paid § for each share	302.3303p	289.4103p	283.8394p
Minimum prices paid § for each share	302.3303p	289.4103p	283.8394p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 10,188,924.25
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 50,945.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 29/11/2007

Presenter's name address and reference (if any):

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

RECEIVED

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 03 Month 12 Year 2007	Day 07 Month 12 Year 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,456	45,000	254,925
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House

for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	12	2007	07	12	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	353	9,435	12,845
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	12	2007	07	12	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	11,800		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.1625		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	334,005
Name(s): Mrs Julie Stapleton Address: 55 Old Ferry Road, Saltash, Cornwall UK Postcode: PL12 6BJ	Ordinary	353
Name(s): Mr Gareth Hughes Address: 35 Dodford Road, Bournheath, Bromsgrove, Worcs UK Postcode: B61 9JP	Ordinary	3,994
Name(s): Mrs Alexandra Mary Lewis Address: Beech Cottage, Moor Road, Burley Woodhead, Ilkley, West Yorkshire UK Postcode: LS29 7AS	Ordinary	3,994
Name(s): Please see attached schedule for additional allottees. Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: + 1

Signed [signature] Date 7/12/07

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Names and addresses of the allottees

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Elizabeth Lynch 7 Ash Drive, Great Park, Birmingham, B31 5JW	Ordinary	1,156
Mr Bernhard Heinz Engelhardt 10 Keats Road, Welling, Kent, DA16 3NB	Ordinary	312

Companies House
for the record

RECEIVED
2008 JAN -8 A 6:55

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 10 Month 12 Year 2007	Day 14 Month 12 Year 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	770	60,000	768,475
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	12	2007	14	12	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	706	69,600	146,434
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	10	12	2007	14	12	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	284,425	23,500	17,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.161	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1 Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	1,369,934
Name(s): Mr Balwant Singh Address: 9 John Street, Hounslow, Middlesex UK Postcode TW3 4LS	Ordinary	770
Name(s): Miss Siobhan Helen Stringwell Address: 37 St Martins Street, Peterborough UK Postcode PE1 3BB	Ordinary	706
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/12/07

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Name	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Balwant Singh	12-Dec-2007	Mr Balwant Singh	01-Sep-2005	£1.7920	770
					770
Jonathan Barr	11-Dec-2007	Vidacos Nominees Limited	14-Dec-2005	£2.1000	5,000
Jann Fisch	11-Dec-2007	Vidacos Nominees Limited	14-Dec-2005	£2.1000	40,000
Roger Barker	10-Dec-2007	Vidacos Nominees Limited	14-Dec-2005	£2.1000	5,000
Javelle Boris	10-Dec-2007	Vidacos Nominees Limited	14-Dec-2005	£2.1000	10,000
					60,000
Garcia Thierry	13-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,000
Christine Byrne	13-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,250
Sukjander Tiwana	13-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	62,500
Cathy Smith	13-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	75,000
Nicholas Blaber	13-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	11,300
Karel Marie Tomicic	12-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,000
Nicholas John Blaber	12-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	3,700
Olf Gauda	12-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,000
Serdar Eke	12-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	7,000
Anders Lagerstrom	12-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	5,625
Natalie Payne	12-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,250
Christian De Bus	12-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	5,625
Natalie Walsh	11-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	850
Jonathan Davies	11-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	62,500
Jonathan Barr	11-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	5,625
James Andrew	11-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	850
Angela Willis	11-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,250
Sally Evans	11-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	10,000
Ricardo Recktenwald	11-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	10,000
Kevin Egan	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	850
Arfan Khan	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,000
Yvonne Denise Sheen	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	850
Michelle Townrow	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,250
Neil Richard Bryant	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	4,000
Hartmut Meyer	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	15,000
Roger Barker	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	5,625
Jacky Daye	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,000
Andrew Lynch	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	460,000
Gary Alan Chadwich	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	850
Mark Green	10-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,000
Thomas Fricke	07-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	2,500
Alexandra Lhopitallier	07-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	850
Saby Nadine	07-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,000
Craig Lamont	07-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,000
Phil Oxley	07-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	3,125
Kevin Cunningham	07-Dec-2007	Vidacos Nominees Limited	01-Dec-2004	£2.2925	1,250
					768,475
Siobhan Stringwell	12-Dec-2007	Miss Siobhan Helen Stringwell	01-Sep-2004	£2.6680	706
					706
Hans-Erik Selg	13-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	4,625
Johann Weinzettl	13-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	18,500
Sukjander Tiwana	13-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	7,400

Name	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Garry Cross	11-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	3,700
Roderick McOwen	11-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	2,590
Sally Evans	11-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	3,700
Fiona Stevenson	10-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	2,775
Timothy Charles Moss	10-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	7,400
Patrice Vaugeois	10-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	3,000
Robert James Prynn	10-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	5,550
Hartmut Meyer	10-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	3,700
Roger Barker	10-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	1,110
Anthony John Keating	10-Dec-2007	Vidacos Nominees Limited	30-Sep-2002	£2.9250	5,550
					69,600
Hans-Erik Selg	13-Dec-2007	Vidacos Nominees Limited	16-Sep-1999	£3.1280	13,763
Johann Weinzettl	13-Dec-2007	Vidacos Nominees Limited	16-Sep-1999	£3.1280	91,750
Roderick McOwen	11-Dec-2007	Vidacos Nominees Limited	16-Sep-1999	£3.1280	13,396
Anthony John Keating	10-Dec-2007	Vidacos Nominees Limited	16-Sep-1999	£3.1280	27,525
					146,434
Andrew Lynch	12-Dec-2007	Vidacos Nominees Limited	16-Sep-1999	£3.1610	267,157
Andrew Lynch	11-Dec-2007	Vidacos Nominees Limited	16-Sep-1999	£3.1610	17,268
					284,425
Anders Lagerstrom	12-Dec-2007	Vidacos Nominees Limited	03-Aug-2004	£3.1625	4,500
Christian De Bus	12-Dec-2007	Vidacos Nominees Limited	03-Aug-2004	£3.1625	4,500
Oscar Najera Alesia Del Campo	10-Dec-2007	Vidacos Nominees Limited	03-Aug-2004	£3.1625	10,000
Patrice Vaugeois	10-Dec-2007	Vidacos Nominees Limited	03-Aug-2004	£3.1625	4,500
					23,500
Anthony John Keating	10-Dec-2007	Vidacos Nominees Limited	28-May-2003	£3.2000	17,500
					17,500

Totals

Vidacos	1,369,934
Individuals	1,476
Total	**1,371,410**

£1.7920	770
£2.1000	60,000
£2.2925	768,475
£2.6680	706
£2.9250	69,600
£3.1280	146,434
£3.1610	284,425
£3.1625	23,500
£3.2000	17,500
Total	**1,371,410**

RECEIVED

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	12	2007	21	12	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	45,000	181,625	1,695
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	17	12	2007
To	21	12	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	38,850	73,400	106,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	17	12	2007
To	21	12	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	450,875
Name(s): HSDL Nominees Limited Address: Participant ID 33x24 Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	1,695
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Mjroull Date 31/12/07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver / official ~~receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24 12 2007	28 12 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	15,000	157,275	2,775
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	12	2007	28	12	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	107,500	154,500	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 437,050
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31/12/07

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange

END